UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Seadrill Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G7997W102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 7

CUSIP No. G7997W102

1.	Name of Reporting Person: Støperigata Holding AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 8,829,997

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 8,829,997

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,829,997

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9): 17.7%*

* The percent of the class reported is based on 49,999,998 Common Shares of the Issuer outstanding as of September 30, 2022, as set forth in the Issuer’s Form 6-K, filed on November 30, 2022.

12.	Type of Reporting Person (See Instructions): OO

Schedule 13G	Page 3 of 7

CUSIP No. G7997W102

1.	Name of Reporting Person: Eksportfinansiering Norge

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 8,829,997* * Eksportfinansiering Norge is the 100% shareholder of Støperigata Holding AS.

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 8,829,997* * Eksportfinansiering Norge is the 100% shareholder of Støperigata Holding AS.

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,829,997

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9): 17.7%*

* The percent of the class reported is based on 49,999,998 Common Shares of the Issuer outstanding as of September 30, 2022, as set forth in the Issuer’s Form 6-K, filed on November 30, 2022.

12.	Type of Reporting Person (See Instructions): OO

Schedule 13G	Page 4 of 7

Item 1. (a)	Name of Issuer: Seadrill Limited

Item 1. (b)	Address of Issuer's Principal Executive Offices: Park Place, 55 Par-la-Vile Road, Hamilton HM 11, Bermuda

Item 2. (a)

Names of Persons Filing:

1. Støperigata Holding AS

2. Eksportfinansiering Norge

(each of the above, the "Reporting Persons")

This statement relates to Common Shares in Seadrill Limited held by Støperigata Holding AS. Eksportfinansiering Norge is the sole shareholder of Støperigata Holding AS.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 10, 2023, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2. (b)

Address of Principal Business Office or, if none, Residence:

The principal business address for Støperigata Holding AS is:

Haakon VIIs gate 1

0161 Oslo

Norway

The principal business address for Eksportfinansiering Norge is:

Støperigata 1

0250 Oslo

Norway

Item 2. (c)	Citizenship: Støperigata Holding AS and Eksportfinansiering Norge are organized under the laws of Norway.

Item 2. (d)	Title of Class of Securities: Common Shares, par value $0.01 per share

Item 2. (e)	CUSIP Number: G7997W102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership The information set forth in rows 5 through 11 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Schedule 13G	Page 5 of 7

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

STØPERIGATA HOLDING AS

By:	/s/ Siri Hatlen
Name:	Siri Hatlen
Title:	Board Member

By:	/s/ Lars Erik Grødal
Name:	Lars Erik Grødal
Title:	Board Member

EKSPORTFINANSIERING NORGE

By:	/s/ Tone Cathrine Lunde Bakker
Name:	Tone Cathrine Lunde Bakker
Title:	Chief Executive Officer

Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated January 10, 2023, entered into by Støperigata Holding AS and Eksportfinansiering Norge.